Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement

dated July 12, 2011 to the Prospectus dated September 8, 2009

File No. 333-161797

Marsh & McLennan Companies, Inc.

$500,000,000

4.800% SENIOR NOTES DUE 2021

Issuer:	Marsh & McLennan Companies, Inc.

Expected Ratings /Outlook*:	Baa2/Stable (Moody’s) / BBB-/Negative (S&P)

Securities:	4.800% Senior Notes due 2021

Format:	SEC Registered (No. 333-161797)

Trade Date:	July 12, 2011

Settlement Date:	July 15, 2011 (T+3)

Maturity Date:	July 15, 2021

Principal Amount:	$500,000,000

Price to Public:	99.851%

Underwriting Discount:	0.650%

Net Proceeds to Issuer:	$496,005,000

Spread to Treasury Benchmark:	+190 basis points

Treasury Benchmark:	3.125% due May 15, 2021

Treasury Yield:	2.919%

Coupon:	4.800%

Yield to Maturity:	4.819%

Interest Payment Dates:	Semi-annually on each July 15 and January 15 of each year, commencing on January 15, 2012

Optional Redemption:	The notes will be redeemable at the Issuer’s option at any time, in whole or in part. If the notes are redeemed prior to April 15, 2021, the redemption price will equal (A) the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum of the present values of remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) on the notes to be redeemed discounted to the redemption date on a semi-annual basis at the then current Treasury rate plus 0.30% (30 basis points), plus (B) accrued and unpaid interest to the redemption date. If the notes are redeemed on or after April 15, 2021, the redemption price will equal 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to but excluding the redemption date.

Minimum Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

Day Count Convention:	30/360

Payment Business Days:	New York

CUSIP / ISIN:	571748 AR3 / US571748AR30

Use of Proceeds:	The Issuer intends to use the net proceeds towards the repurchase of approximately $600 million outstanding aggregate principal amount of its 5.375% Notes due 2014 and 5.750% Notes due 2015 by means of separate tender offers.

Joint Book-Running Managers:	Citigroup Global Markets Inc. (Active) Merrill Lynch, Pierce, Fenner & Smith
Incorporated (Active)
Deutsche Bank Securities Inc. (Passive) Morgan Stanley & Co. Incorporated (Passive)

Co-Managers:	Barclays Capital Inc. Goldman, Sachs & Co. HSBC Securities (USA) Inc. J.P. Morgan Securities Inc. UBS Securities LLC Wells Fargo Securities

Change to Preliminary Prospectus Supplement:

The section under the heading “Summary—Recent Developments” in the preliminary prospectus supplement dated July 12, 2011 is changed to the following:

Recent Developments

On June 27, 2011, we commenced tender offers (the “Tender Offers”) to purchase for cash up to a total of $500,000,000 aggregate principal amount of our outstanding 5.375% notes due 2014 (the “2014 Notes”) and 5.750% notes due 2015 (the “2015 Notes” and together with the 2014 Notes, the “Outstanding Notes”), of which $650,000,000 and $750,000,000, respectively, are currently outstanding. The Tender Offers are scheduled to expire at 11:59 p.m., New York City time, on July 25, 2011, unless extended or earlier terminated.

On July 12, 2011, we announced that we increased the maximum principal amount of each series of Outstanding Notes (with respect to each series of Outstanding Notes, the “Series Maximum Tender Amount”) that may be purchased pursuant to the Tender Offers from $250,000,000 for each series of Outstanding Notes to $330,044,000 for the 2014 Notes and $270,000,000 for the 2015 Notes. After giving effect to the increases in the Series Maximum Tender Amounts and the results of the Tender Offers as of 5:00 p.m. on July 11, 2011 (the “Early Tender Date”), $330,044,000 aggregate principal amount of the 2014 Notes and $270,000,000 aggregate principal amount of the 2015 Notes validly tendered and not withdrawn as of the Early Tender Date will be accepted for payment. No additional 2014 Notes or 2015 Notes will be accepted pursuant to the Tender Offers.

The settlement date for the Outstanding Notes being accepted for payment is expected to be July 15, 2011, subject to the satisfaction of certain conditions, including but not limited to a tender offer funding condition (unless such conditions are waived by us). Nothing in this prospectus supplement or the accompanying prospectus shall be construed as an offer or solicitation to purchase the Outstanding Notes, which is taking place by means of a separate offer to purchase. We intend to use the net proceeds of this offering towards the repurchase of the Outstanding Notes in the Tender Offers. See “Use of Proceeds.”

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The issuer has filed a registration statement, including a preliminary prospectus supplement and a related preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Book-Running Managers will arrange to send you the prospectus and prospectus supplement if you request it by contacting Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, or Morgan Stanley & Co. toll-free at 1-866-718-1649.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.